Commission File Number 001-31914
EXHIBIT 99.1
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CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Adoption of International Financial Reporting Standards
for Offshore Financial Reports
In order to satisfy the regulatory requirements of the various jurisdictions in which the Company is listed, on 26 February 2010, the board of directors of the Company has resolved to adopt International Financial Reporting Standards for the preparation of its Offshore Financial Reports, beginning from the annual Offshore Financial Reports for 2009.
DEFINITIONS

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Offshore Financial Reports”	financial reports of the Company prepared in accordance with the relevant requirements of the offshore listing jurisdictions in which the Company is listed, being Hong Kong and the United States of America

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors: Independent non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 26 February 2010